EXHIBIT B HAS BEEN REDACTED AND IS THE SUBJECT OF A FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION (“SEC”).  EXHIBIT B HAS BEEN SUBMITTED TO THE SEC IN A SEPARATE DOCUMENT.

November 20, 2012

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2011-GC5
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012 (as amended July 27, 2012)
File No. 333-171508-01

Goldman Sachs Mortgage Company
Form ABS-15G for the Initial Period Ended December 31, 2011
Filed February 13, 2012 (as amended February 27, 2012)
Form ABS-15G for the Quarter Ended – March 31, 2012
Filed May 15, 2012
Form ABS-15G for the Quarter Ended – June 30, 2012
Filed August 14, 2012
File No. 025-00528

Dear Mr. Errett:

We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) and Goldman Sachs Mortgage Company (“GSMC”, and together with GSMSC, the “Companies”) in connection with your letter dated November 6, 2012 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K and Forms ABS-15G (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Michael S. Gambro   Tel  212 504 6825   Fax  212 504 6666    michael.gambro@cwt.com

Robert Errett, Esq.
November 20, 2012

representatives of the Companies.  We note that the Comment Letter also pertains to a Citigroup Global Markets Realty Corp. (“Citigroup”) Form ABS-15G filing (the “Citigroup Filing”).  Our letter does not address your comments on the Citigroup Filing, which we understand will be addressed in a separate communication by Citigroup or their counsel.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of GSMSC or GSMC, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1122 of Regulation AB, page 7

1.
With a view towards disclosure please tell us, for each servicing criteria listed in Item 1122(d) of Regulation AB, the entity participating in the servicing function assigned responsibility for such criterion as applicable. Please provide the information in a graph or table if doing so will aid understanding.

As a general matter, GSMSC does not believe that Item 1122 requires, for the specific asset-backed securities (“ABS”) transaction for which a Form 10-K is being filed, that the filer identify which entities participating in a servicing function for the transaction are responsible for each servicing criterion set forth in Item 1122(d).  The information required by Item 1122 and Form 10-K is information related to servicing criteria set forth in Item 1122(d) that is not specific to any particular transaction, but, rather, relates to servicing of ABS transactions of the same asset class taken as a whole.

Nevertheless, in order to be responsive to the Staff, we have attached as Exhibit A a chart that identifies, for each servicing party that provided a servicing assessment of compliance for the Form 10-K, the servicing criteria identified by the servicing party as being performed by it.  GSMSC believes that the servicing criteria identified by each such servicing party are generally consistent with the servicing responsibilities of such party set forth in the applicable pooling and servicing agreement, but many of these criteria are too detailed to be covered by provisions in the pooling and servicing agreement.  GSMSC is not in a position to verify the accuracy of the servicing assessment of compliance without conducting its own investigation, and GSMSC does not believe that the regulatory framework of Regulation AB was designed to require Form 10-K filers to do so.

2.
We note that the management of Wells Fargo Commercial Mortgage Servicing has identified the failure to timely file continuation statements for certain Uniform Commercial Code financing statements as required by the transaction agreements to be a material instance of noncompliance with servicing criteria applicable to it. This disclosure, however, does not provide any indication as to the extent or scope of the problem or the impact of the identified material instance of noncompliance. Therefore, please describe, with a view towards disclosure, the extent of the problem; whether any

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Robert Errett, Esq.
November 20, 2012

loans that became unperfected lost priority and, if so, how many; and whether the identified instance of noncompliance involved the transaction covered by this Form 10-K.

Please see Exhibit B for the response provided by Wells Fargo Commercial Mortgage Servicing (“Wells Fargo”) to this comment.  In order to be responsive to the Staff, GSMSC has asked Wells Fargo to respond to this comment.  We note that this comment appears to relate to the completeness of the disclosure in Wells Fargo’s servicing assessment of compliance.  As a general matter, we understand the requirements of Regulation AB to require a Form 10-K filer to report a material instance of noncompliance in the manner it is presented in a servicing assessment of compliance, as was done in the above-captioned Form 10-K.  We do not interpret the requirements of Regulation AB to require the Form 10-K filer to alter or enhance the disclosure with respect to the reported issue.

Such an interpretation could lead to disparate reporting by different filers of the same issue being reported by the same servicing party, given that the servicing assessments are platform assessments.  We also note that under the Regulation AB framework, if the material instance of noncompliance is material to the transaction for which the Form 10-K is being filed, the servicer’s Item 1123 compliance statement should identify this issue.  Wells Fargo did not qualify its Item 1123 compliance statement, which means that Wells Fargo does not believe the noncompliance issue to be material to the 2011-GC5 transaction.

For these reasons, GSMSC does not believe additional disclosure in the Form 10-K or in other similar filings would be warranted, beyond reporting the material instance of noncompliance as set forth in the servicing assessment.  We respectfully suggest it may be more effective for the Staff to provide interpretive guidance relating to the preparation of servicing assessments of compliance if the Staff believes that servicers need to provide enhanced disclosure of reported material instances of noncompliance with Item 1122(d) servicing criteria.

3.
We note that to address the material instance of noncompliance Wells Fargo “provided enhanced training to responsible personnel, improved the quality of relevant computer data feeds and generally tightened it procedures for the filing of continuation statements.” We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instance of noncompliance. Therefore, please describe, with a view towards disclosure, the “relevant computer data feeds” and how they were improved; how the procedures for the filing of continuation statements were “tightened”; and how the steps taken by Wells Fargo mitigate the risk of a reoccurrence of the identified material instance of noncompliance.

Please see Exhibit B for the response provided by Wells Fargo to this comment.

We also repeat our response set forth in the second and third paragraphs of our response to comment 2 above.

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Robert Errett, Esq.
November 20, 2012

Exhibit 31.1

4.
Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the certification includes language that is not part of Item 601(b)(31)(ii), your introductory sentence includes the title of the certifying individual and your 5th paragraph omits the words “for asset-backed securities” twice. Please confirm that in future filings, the certification you file will be revised so that the identification of the certifying individual at the beginning of the certification does not include the individual’s title and that the certification will follow the specific form and content of Item 601(b)(31)(ii).

On behalf of GSMSC, we confirm that the certification required by Item 601(b)(31)(ii) of Regulation S-K in future GSMSC Form 10-K filings will be revised as requested and will follow the specific form and content of Item 601(b)(31)(ii).

Forms ABS-15G of Goldman Sachs Mortgage Company and Citigroup Global Markets Realty Corp.

5.
We note that the Forms ABS-15G filed by Goldman Sachs Mortgage Company and Citigroup Global Markets Realty Corp., as securitizers of GS Mortgage Securities Trust 2011-GC5, each include a footnote that they have “attempted to gather” information required by Rule 15Ga-1 by conducting specified actions “…among other things…” and that each securitizer cannot be certain that they have obtained all applicable Reporting Information because “among other things” of specific reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Forms ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2).

As we discussed above, we respond solely with respect to GSMC and not with respect to Citigroup (CIK: 0001541001).  On behalf of GSMC, we hereby:

(1)           confirm, for the time periods covered by the above-referenced Forms ABS-15G of GSMC, (i) such Forms ABS-15G contain all information required to be reported on such Forms ABS-15G that GSMC possesses or can acquire without unreasonable effort or expense,

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Robert Errett, Esq.
November 20, 2012

regarding demands for repurchase or replacement of pool assets for breaches of representations or warranties concerning those pool assets in the ABS transactions for which GSMC is a securitizer and that are not covered by a filing to be made by an affiliated securitizer (if any), and (ii) GSMC has provided a statement in such Forms ABS-15G that fully explains why any omitted information would require unreasonable effort or expense; and

(2)           represent that all future Forms ABS-15G filed by GSMC with the Commission will clearly indicate that GSMC has provided all information required by Rule 15Ga-1 that can be acquired by it without unreasonable effort or expense.

In responding to the Staff’s comments with respect to the Filings, the Companies have authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:	Michelle Stasny, Esq.
J. Theodore Borter
Gary P. Silber, Esq.

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

EXHIBIT A

SERVICING CRITERIA CHART

ITEM 1122(d) SERVICING CRITERIA

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	YES	YES	YES	no	no
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.	YES	YES	YES	YES	no
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the Pool Assets are maintained.	no	no	no	no	no
1122(d)(1)(iv)
A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.
		YES	YES	YES	YES	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-1

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

Cash Collection and Administration
1122(d)(2)(i)
Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.
		YES	YES	YES	no	no
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	YES	YES	YES	no	no
1122(d)(2)(iii)
Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.
		YES	YES	YES	no	no
1122(d)(2)(iv)
The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.
		YES	YES	YES	no	no
1122(d)(2)(v)
Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.
		YES	YES	YES	no	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-2

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	YES	no	YES	no	no
1122(d)(2)(vii)
Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.
		YES	YES	YES	no	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-3

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

Investor Remittances and Reporting
1122(d)(3)(i)
Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of Pool Assets serviced by the Servicer.
		YES (A) no (B-D)	YES (A) no (B-D)	YES	no	YES
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	no	no	YES	no	no
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer’s investor records, or such other number of days specified in the transaction agreements.	no	no	YES	no	no
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	no	no	YES	no	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-4

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	YES	YES	no	YES	no
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.	YES	YES	no	YES	no
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	YES	YES	YES	YES	no
1122(d)(4)(iv)
Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.
		YES	no	no	no	no
1122(d)(4)(v)	The Servicer’s records regarding the pool assets agree with the Servicer’s records with respect to an obligor’s unpaid principal balance.	YES	YES	no	no	no
1122(d)(4)(vi)
Changes with respect to the terms or status of an obligor’s pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.
		YES	YES	no	no	no
1122(d)(4)(vii)	Loss mitigation or recovery	YES	YES	no	no	YES

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-5

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)
actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.
1122(d)(4)(viii)
Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).
		YES	no	no	no	no
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	YES	no	no	no	no
1122(d)(4)(x)
Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws;
		YES	no	no	no	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-6

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)
and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.
1122(d)(4)(xi)
Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.
		YES	no	no	no	no
1122(d)(4)(xii)
Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the Servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.
		YES	no	no	no	no
1122(d)(4)(xiii)
Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.
		YES	no	no	no	no
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	YES	no	no	no	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-7

Reference	Servicing Criteria	Wells Fargo (Master Servicer)	Torchlight (Special Servicer)	Citibank (Certificate Administrator)	U.S. Bank (Custodian)	Pentalpha (Operating Advisor)

1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	no	no	no	no	no

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. A-8

EXHIBIT B

WELLS FARGO COMMERCIAL MORTGAGE SERVICING LETTER

EXHIBIT B HAS BEEN REDACTED AND IS THE SUBJECT OF A FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83 OF THE SEC.  EXHIBIT B HAS BEEN SUBMITTED TO THE SEC IN A SEPARATE DOCUMENT.

CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT B BY GS MORTGAGE SECURITIES CORPORATION II ON BEHALF OF WELLS FARGO MORTGAGE SERVICING.

Exh. B-1